Filed pursuant to 424(b)(3)
Registration No. 333-159445

INDUSTRIAL INCOME TRUST INC.

SUPPLEMENT NO. 1 DATED SEPTEMBER 22, 2010

TO THE PROSPECTUS DATED SEPTEMBER 14, 2010

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Income Trust Inc., dated September 14, 2010 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide an update on the status of our initial public offering;

B.	To provide information regarding distributions authorized; and

C.	To update disclosure in the section of the Prospectus titled “Plan of Distribution.”

A. Status of Our Initial Public Offering

As of September 14, 2010, we had received gross proceeds of approximately $66.0 million from the sale of approximately 6.6 million of our common shares in our initial public offering, including approximately $0.2 million from the sale of approximately 19,000 of our common shares through our distribution reinvestment plan. As of that date, based on our current allocation, approximately 196.0 million shares remained available for sale pursuant to our initial public offering, including 52.6 million shares available for sale through our distribution reinvestment plan. We may continue to offer shares of our common stock until December 18, 2011, unless extended for up to an additional one year period. We reserve the right to terminate the offering at any time.

B. Distributions Authorized by Our Board of Directors

On September 15, 2010, the board of directors of the Company authorized a quarterly cash distribution of $0.15625 per share of common stock for the fourth quarter of 2010. We calculate individual payments of distributions to each stockholder based upon daily record dates during the quarter so that investors are eligible to earn distributions immediately upon purchasing shares of our common stock. The distributions are calculated based on common stockholders of record as of the close of business each day in the quarter. The distributions for the fourth quarter will be paid during the first quarter of 2011 on a date determined by us.

C. Updates to the Section of the Prospectus Titled “Plan of Distribution”

On September 16, 2010, we, the Dealer Manager, the Advisor and the Sponsor entered into a selected dealer agreement with Ameriprise Financial Services, Inc. (“Ameriprise Financial”), pursuant to which Ameriprise Financial will act as a selected dealer to solicit, on a best efforts basis, subscriptions for shares of common stock in connection with our initial public offering. Accordingly, the “Plan of Distribution” section of the Prospectus is hereby updated as indicated below:

The following updates and replaces the second full paragraph on page 161 of the Prospectus:

“From the up to 1.75% organization and offering expense reimbursement, the Advisor will pay up to 0.5% of the gross offering proceeds we raise from the sale of shares in the primary offering to reimburse the Dealer Manager and participating broker dealers on a non-accountable basis for their out-of-pocket expenses related to the distribution of the offering, including fees and costs associated with attending or sponsoring conferences, and as a marketing support fee. From the 0.5% non-accountable expense reimbursement or the 2.5% Dealer Manager fee paid to the Dealer Manager, the Dealer Manager, in its sole discretion, may approve the payment of a marketing support fee to participating broker dealers based upon consideration of prior or projected volume of sales, the amount of marketing assistance and level of marketing support provided by such participating broker dealer in the past and the level of marketing support to be provided in this offering. Further, the Dealer Manager may, pursuant to a separately negotiated selected dealer agreement that we entered into with Ameriprise Financial Services, Inc. (“Ameriprise Financial”) and subject to applicable FINRA limitations, reimburse Ameriprise Financial for technology costs and expenses associated with the offering and costs and expenses associated with the facilitation of the marketing and ownership of our shares by Ameriprise Financial customers. The Ameriprise Financial technology costs and expenses will be paid from the Advisor’s 0.5% non-accountable expense reimbursement or the Dealer Manager fee.”

The following sentence is added to the end of the second full paragraph on page 162 of the Prospectus:

“See discussion below of indemnification pursuant to the selected dealer agreement that we entered into with Ameriprise Financial.”

The following updates and replaces the first sentence of the second full paragraph on page 164 of the Prospectus:

“Investors may also agree with the participating broker dealer selling them shares (or with the Dealer Manager if no participating broker dealer is involved in the transaction) to reduce the amount of sales commission to zero (i) in the event the investor has engaged the services of a registered investment advisor with whom the investor has agreed to pay a fee for investment advisory services (except where an investor has a contract for financial planning services with a registered investment advisor that is also a registered broker dealer, such contract absent any investment advisory services will not qualify the investor for a reduction of the sales commission described above), or (ii) in the event the investor is investing in a bank trust account with respect to which the investor has delegated the decision making authority for investments made in the account to a bank trust department.”

The following new subsection is inserted after the last paragraph on page 164 of the Prospectus:

“Ameriprise Financial Services, Inc.

We, the Dealer Manager, the Advisor and the Sponsor entered into a selected dealer agreement with Ameriprise Financial on September 16, 2010, pursuant to which Ameriprise Financial was appointed as a participating broker dealer to sell our shares in this offering on a “best efforts” basis. Subject to certain limitations set forth in the agreement, we, the Dealer Manager, the Advisor and the Sponsor, jointly and severally, agreed to indemnify Ameriprise Financial against certain losses, liability, claims, damages and expenses caused by certain untrue or alleged untrue statements of material fact or omissions or alleged omissions of material fact made in connection with the offering, certain filings with the Securities and Exchange Commission or certain other public statements, or the breach by us, the Dealer Manager, the Advisor or the Sponsor or any employee or agent acting on our or their behalf, of any of the representations, warranties, covenants, terms and conditions of the agreement. In addition, we have agreed to reimburse certain principals of the Sponsor for any amounts they are required to pay to Ameriprise Financial concerning these matters. Please see “Conflicts of Interest.””